File No. 70-10021


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                         ------------------------------

                                 AMENDMENT NO. 1
                                       TO
                                    FORM U-1
                         -------------------------------

                           APPLICATION OR DECLARATION

                                    under the

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      * * *
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
               (Name of company or companies filing this statement
                   and address of principal executive office)

                                      * * *


                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                      * * *

                 A. A. Pena, Senior Vice President and Treasurer
                   American Electric Power Service Corporation
                     1 Riverside Plaza, Columbus, Ohio 43215

                        Jeffrey D. Cross, General Counsel
                   American Electric Power Service Corporation
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                   (Names and addresses of agents for service)

          American Electric Power Company, Inc., a registered holding company under the Public Utility Holding Company Act of 1935, hereby amends its Application or Declaration on Form U-1 in File No. 70-10021 by restating Item 1 as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

          American Electric Power Company, Inc. ("AEP") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").

                          Summary of Existing Authority

          Pursuant to File No. 70-9729 and by order dated April 20, 2001 (HCAR No. 27382), the Commission authorized AEP to organize and acquire all of the common stock or other equity interests of one or more financing subsidiaries for the purpose of effecting various financing transactions through June 30, 2004, involving the issuance and sale of up to $1.5 billion unsecured (cash proceeds to AEP) in any combination of preferred securities, debt securities, interest rate hedges, anticipatory hedges, stock purchase contracts and stock purchase units, as well as stock issuable under the stock purchase contracts and stock purchase units. AEP has issued $1.25 billion debt under this Order. The Commission further authorized AEP to effect directly such financing transactions involving preferred securities, debt securities, stock purchase contracts or stock purchase units. By supplemental order dated May 29, 2001 (HCAR No. 27408) the Commission released jurisdiction and authorized the use of proceeds of the financings authorized in HCAR No. 27382 for investment in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs").

                        Request For Additional Authority

          AEP proposes to organize and acquire all of the common stock or other equity interests of one or more subsidiaries (collectively, the "Financing Subsidiary") for the purpose of effecting various financing transactions from time to time through June 30, 2004 involving the issuance and sale of up to an aggregate of $3.0 billion (cash proceeds to AEP) in any combination of Common Stock, Preferred Securities, Debt Securities, Stock Purchase Contracts and Stock Purchase Units, as well as its common stock issuable pursuant to such Stock Purchase Contracts and Stock Purchase Units, all as defined below and described herein. AEP further proposes that it may effect directly (i.e., without the Financing Subsidiary) any such transaction involving Common Stock, Preferred Securities, Debt Securities, Stock Purchase Contracts or Stock Purchase Units as described herein, provided that AEP shall not issue any secured indebtedness. Any security issued pursuant to the authority granted in this File will be represented on the balance sheet of AEP. Neither AEP, any Finance Subsidiary nor any Special Purpose Subsidiary, as defined below, will publicly issue unsecured indebtedness or Preferred Securities (or to the extent they are rated, Stock Purchase Contracts and/or Stock Purchase Units) pursuant to this File unless it has maintained at least an investment grade corporate or senior unsecured debt rating by at least one nationally recognized rating agency. AEP requests the Commission reserve jurisdiction over its issuance of any security pursuant to this File, which security is rated below investment grade. No Finance Subsidiary or Special Purpose Subsidiary, as defined below, shall acquire or dispose of, directly or indirectly, any interest in any Utility Asset, as that term is defined under the Act. Additionally, AEP's forecasted cash flow analysis and capitalization forecast for the next two years (attached hereto as Exhibit C), which forecasts assume the issuance of $1 billion of common stock out of the $3.0 billion total financing authority requested herein, indicate that AEP's common equity will remain above 30% of its consolidated capitalization for each time period set forth in Exhibit C. AEP commits that it and each of its public utility subsidiaries will maintain common equity of at least 30% of its consolidated capitalization including common equity, preferred stock, long-term debt, short-term debt and current maturities of long-term debt.

          Financing Subsidiary

          1.1 AEP will acquire all of the outstanding shares of common stock or other equity interests of the Financing Subsidiary for amounts (inclusive of capital contributions that may be made from time to time to the Financing Subsidiary by AEP) aggregating up to 35% of the total capitalization of the
Financing Subsidiary (i.e., the aggregate of the equity accounts and indebtedness of the Financing Subsidiary). Such investment by AEP will not in any event be less than the minimum required by any applicable law. The business of the Financing Subsidiary will be limited to effecting financing transactions for AEP and its associates. In connection with such financing transactions, AEP will enter into one or more guarantee or other credit support agreements in favor of the Financing Subsidiary. Effecting financings through the Financing Subsidiary would have the benefit of better distinguishing securities issued by AEP to finance its investments in non-core businesses from those issued to finance its investments in core business operating companies. A separate
Financing Subsidiary may be used by AEP with respect to different types of non-core businesses. It is anticipated that AEP may utilize a Financing Subsidiary should it decide to issue Stock Purchase units described below.

          No Finance Subsidiary has been organized or otherwise acquired by AEP pursuant to File No. 70-9729. Any Finance Subsidiary or Special Purpose Subsidiary, as defined below, organized by AEP pursuant to this File shall be organized only if, in management's opinion, the creation and utilization of such Finance Subsidiary or Special Purpose Subsidiary, as defined below, will likely result in tax savings, increased access to capital markets and/or lower cost of capital for AEP.

          The ability to use finance subsidiaries or special purpose subsidiaries in financing transactions can sometimes offer increased state and/or federal tax efficiency. Increased tax efficiency can result if a finance subsidiary or special purpose subsidiary is located in a state or country that has tax laws that make the proposed financing transaction more tax efficient relative to the sponsor's existing taxing jurisdiction. For example, foreign finance subsidiaries, depending upon the identity of the borrowers, can often earn income that is not subject to current U.S. federal income taxation. However, decreasing tax exposure is usually not the primary goal when establishing a finance subsidiary or special purpose subsidiary. Because of the potential significant non-tax benefits of such transactions, discussed below, use of a financing subsidiary can benefit an issuer even without a net improvement in its tax position.

          Financing subsidiaries and/or special purpose subsidiaries can increase a company's ability to access new sources of capital by enabling it to undertake financing transactions with features and terms attractive to a wider investor base. Financing subsidiaries and/or special purpose subsidiaries can be established in jurisdictions and/or in forms that have terms favorable to its sponsor and that at the same time provide targeted investors with attractive incentives to provide financing. Many of these investors would not be participants in the sponsor's bank group, and they typically would not hold sponsor bonds or commercial paper. Thus they represent potential new sources of capital.

          One aspect of transactions involving finance subsidiaries or special purpose subsidiaries is that they can enable a more efficient allocation of risks among investors and the sponsor, resulting in a lower all-in financing rate. In a simple example, finance subsidiaries or special purpose subsidiaries can be used to securitize specific assets, or pools of assets, at reasonable-to-attractive rates. The financing cost could be lower because the assets may have a unique risk profile that is especially appealing to specific investors, or because the diversification achieved by pooling assets reduces the total level of risk.

          AEP will file, on a quarterly basis corresponding with the periodic reporting requirements of the Securities Exchange Act of 1934, the information required pursuant to Rule 24 with respect to any Finance Subsidiary or Special Purpose Subsidiary, as defined below, organized or otherwise acquired pursuant to this File. Such filings, if any, will include a representation that the financial statements of AEP shall account for any Finance Subsidiary or Special Purpose Subsidiary, as defined below, in accordance with generally accepted accounting principles and shall further disclose, with respect to any such subsidiary, (i) the name of the subsidiary; (ii) the value of AEP's investment account in such subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the amount invested in the subsidiary by AEP; (v) the type of corporate entity; (vi) the percentage owned by AEP; (vii) the identification of other owners if not 100% owned by AEP;
(viii) the purpose of the investment in the subsidiaries; and (ix) the amounts and types of securities to be issued by the subsidiaries. Regardless if any such duty to file is triggered, AEP maintains sufficient internal controls to enable it to monitor the creation and use of any such entity. See Exhibit B filed herewith. To the extent any securities are issued by any entity pursuant to this File, which securities are not set forth on the balance sheet of the issuer, then the terms and conditions of such securities will be included in the applicable report filed pursuant to Rule 24.

          AEP requests the Commission to reserve jurisdiction over its request for any Finance Subsidiaries and/or Special Purpose Subsidiaries to issue securities the proceeds of which would exceed an aggregate of $1 billion, subject to all other terms and conditions of this File, pending completion of the record.

          Preferred Securities

          1.2 In connection with the issuance of Preferred Securities (as hereinafter defined), AEP or the Financing Subsidiary proposes to organize one or more separate special purpose subsidiaries as any one or any combination of
(a) a limited liability company under the Limited Liability Company Act (the "LLC Act") of the State of Delaware or other jurisdiction considered advantageous by AEP, (b) a limited partnership under the Revised Uniform Limited Partnership Act of the State of Delaware or other jurisdiction considered advantageous by AEP, (c) a business trust under the laws of the State of Delaware or other jurisdiction considered advantageous by AEP, or (d) any other entity or structure, foreign or domestic, that is considered advantageous by AEP. The special purpose subsidiaries to be so organized are hereinafter referred to individually as a "Special Purpose Subsidiary" and collectively as the "Special Purpose Subsidiaries". In the event that any Special Purpose Subsidiary is organized as a limited liability company, AEP or the Financing Subsidiary may also organize a second special purpose wholly-owned subsidiary under the General Corporation Law of the State of Delaware or other jurisdiction ("Investment Sub") for the purpose of acquiring and holding Special Purpose Subsidiary membership interests so as to comply with any requirement under the applicable LLC Act that a limited liability company have at least two members. In the event that any Special Purpose Subsidiary is organized as a limited partnership, AEP or the Financing Subsidiary also may organize an Investment Sub for the purpose of acting as the general partner of such Special Purpose Subsidiary and may acquire, either directly or indirectly through such Investment Sub, a limited partnership interest in such Special Purpose Subsidiary to ensure that such Special Purpose Subsidiary will at all times have a limited partner to the extent required by applicable law.

          The respective Special Purpose Subsidiaries then will issue and sell to public or private investors at any time or from time to time unsecured preferred securities described hereinbelow (the "Preferred Securities"), with a specified par or stated value or liquidation preference per security.

          1.3 AEP, the Financing Subsidiary and/or an Investment Sub will acquire all of the common stock or all of the general partnership or other common equity interests, as the case may be, of any Special Purpose Subsidiary for an amount not less than the minimum required by any applicable law and not exceeding 21% of the total equity capitalization from time to time of such Special Purpose Subsidiary (i.e., the aggregate of the equity accounts of such Special Purpose Subsidiary) (the aggregate of such investment by AEP, the Financing Subsidiary and/or an Investment Sub being herein referred to as the "Equity Contribution"). The Financing Subsidiary may issue and sell to any Special Purpose Subsidiary, at any time or from time to time in one or more series, unsecured subordinated debentures, unsecured promissory notes or other unsecured debt instruments (individually, a "Note" and collectively, the "Notes") governed by an indenture or other document, and such Special Purpose Subsidiary will apply both the Equity Contribution made to it and the proceeds from the sale of Preferred Securities by it from time to time to purchase Notes. Alternatively, the Financing Subsidiary may enter into a loan agreement or agreements with any Special Purpose Subsidiary under which such Special Purpose Subsidiary will loan to the Financing Subsidiary (individually, a "Loan" and collectively, the "Loans") both the Equity Contribution to such Special Purpose Subsidiary and the proceeds from the sale of the Preferred Securities by such Special Purpose Subsidiary from time to time, and the Financing Subsidiary will issue to such Special Purpose Subsidiary Notes evidencing such borrowings.

          1.4 AEP or the Financing Subsidiary also proposes to guarantee solely in connection with any security issued pursuant to this File (individually, a "Guaranty" and collectively, the "Guaranties") (i) payment of dividends or distributions on the Preferred Securities of any Special Purpose Subsidiary if and to the extent such Special Purpose Subsidiary has funds legally available therefor, (ii) payments to the Preferred Securities holders of amounts due upon liquidation of such Special Purpose Subsidiary or redemption of the Preferred Securities of such Special Purpose Subsidiary, and (iii) certain additional amounts that may be payable in respect of such Preferred Securities. AEP's credit would support any such Guaranty by the Financing Subsidiary.

          1.5 Each Note will have a term of up to 50 years. Prior to maturity, the Financing Subsidiary will pay interest only on the Notes at a rate equal to the dividend or distribution rate on the related series of Preferred Securities, which dividend or distribution rate may be either a fixed rate or an adjustable rate which may be reset by auction, remarketing, put or call features, a formula or formulae based upon certain reference rates and/or by other predetermined methods. Such interest payments will constitute each respective Special Purpose Subsidiary's only income and will be used by it to pay dividends or distributions on the Preferred Securities issued by it and dividends or distributions on the common stock or the general partnership or other common equity interests of such Special Purpose Subsidiary. Dividend payments or distributions on the Preferred Securities will be made on a monthly or other periodic basis and must be made to the extent that the Special Purpose Subsidiary issuing such Preferred Securities has legally available funds and cash sufficient for such purposes. However, the Financing Subsidiary may have the right to defer payment of interest on any issue of Notes for up to five or more years. Each Special Purpose Subsidiary will have the parallel right to defer dividend payments or distributions on the related series of Preferred Securities for up to five or more years, provided that if dividends or distributions on the Preferred Securities of any series are not paid for up to 18 or more consecutive months, then the holders of the Preferred Securities of such series may have the right to appoint a trustee, special general partner or other special representative to enforce the Special Purpose Subsidiary's rights under the related Note and Guaranty. The dividend or distribution rates, payment dates, redemption and other similar provisions of each series of Preferred Securities will be substantially identical to the interest rates, payment dates, redemption and other provisions of the Note issued by the Financing Subsidiary with respect thereto. The Preferred Securities may be convertible or exchangeable into common stock of AEP.

          1.6 The Notes and related Guaranties will be subordinate to all other existing and future unsubordinated indebtedness for borrowed money of the Financing Subsidiary (or AEP, as the case may be) and may have no cross-default provisions with respect to other indebtedness of the Financing Subsidiary (or
AEP), i.e., a default under any other outstanding indebtedness of the Financing Subsidiary (or AEP) would not result in a default under any Note or Guaranty. However, AEP and/or the Financing Subsidiary may be prohibited from declaring and paying dividends on its outstanding capital stock and making payments in respect of pari passu debt unless all payments then due under the Notes and Guaranties (without giving effect to the deferral rights discussed above) have been made.

          1.7 It is expected that the Financing Subsidiary's interest payments on the Notes will be deductible for federal income tax purposes and that each Special Purpose Subsidiary will be treated as either a partnership or a passive grantor trust for federal income tax purposes. Consequently, holders of the Preferred Securities and AEP (and any Investment Sub) will be deemed to have received distributions in respect of their ownership interests in the respective Special Purpose Subsidiary and will not be entitled to any "dividends received deduction" under the Internal Revenue Code. The Preferred Securities of any series, however, may be redeemable at the option of the Special Purpose Subsidiary issuing such series (with the consent or at the direction of AEP) at a price equal to their par or stated value or liquidation preference, plus any accrued and unpaid dividends or distributions, (i) at any time after a specified date not later than approximately 10 years from their date of issuance, or (ii) upon the occurrence of certain events, among them that (x) such Special Purpose Subsidiary is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments or is subject to federal income tax with respect to interest received on the Notes issued to such Special Purpose Subsidiary, or (y) it is determined that the interest payments by the Financing Subsidiary on the related Notes are not deductible for income tax purposes, or
(z) such Special Purpose Subsidiary becomes subject to regulation as an "investment company" under the Investment Company Act of 1940. The Preferred Securities of any series may also be subject to mandatory redemption upon the occurrence of certain events. The Financing Subsidiary also may have the right in certain cases or in its discretion to exchange the Preferred Securities of any Special Purpose Subsidiary for the Notes or other junior subordinated debt issued to such Special Purpose Subsidiary.

          In the event that any Special Purpose Subsidiary is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments, such Special Purpose Subsidiary may also have the obligation to "gross up" such payments so that the holders of the Preferred Securities issued by such Special Purpose Subsidiary will receive the same payment after such withholding or deduction as they would have received if no such withholding or deduction were required. In such event, the Financing Subsidiary's obligations under its related Note and Guaranty may also cover such "gross up" obligation. In addition, if any Special Purpose Subsidiary is required to pay taxes with respect to income derived from interest payments on the Notes issued to it, the Financing Subsidiary may be required to pay such additional interest on the related Notes as shall be necessary in order that net amounts received and retained by such Special Purpose Subsidiary, after the payment of such taxes, shall result in the Special Purpose Subsidiary's having such funds as it would have had in the absence of such payment of taxes.

          1.8 In the event of any voluntary or involuntary liquidation, dissolution or winding up of any Special Purpose Subsidiary, the holders of the Preferred Securities of such Special Purpose Subsidiary will be entitled to receive, out of the assets of such Special Purpose Subsidiary available for distribution to its shareholders, partners or other owners (as the case may be), an amount equal to the par or stated value or liquidation preference of such Preferred Securities plus any accrued and unpaid dividends or distributions.

          1.9 The constituent instruments of each Special Purpose Subsidiary, including its Limited Liability Company Agreement, Limited Partnership Agreement or Trust Agreement, as the case may be, will provide, among other things, that such Special Purpose Subsidiary's activities will be limited to the issuance and sale of Preferred Securities from time to time and the lending to the Financing Subsidiary or Investment Sub of (i) the proceeds thereof and (ii) the Equity Contribution to such Special Purpose Subsidiary, and certain other related activities.

          1.10 The distribution rate to be borne by the Preferred Securities and the interest rate on the Notes will not exceed the greater of (i) 300 basis points over U.S. Treasury securities having comparable maturities or (ii) a gross spread over U.S. Treasury securities that is consistent with similar securities having comparable maturities and credit quality issued by other companies. Current market conditions suggest the costs for issuing long-term indebtedness with a three to five year maturity are less than or equal to the costs for issuing short-term indebtedness over the same time period.

          Debt Securities

          1.11 AEP proposes that, in addition to, or as an alternative to, any Preferred Securities financing as described hereinabove, AEP and/or the
Financing Subsidiary may issue and sell Notes directly to public or private investors without an intervening Special Purpose Subsidiary. It is proposed that any Notes so issued will be unsecured, may be either senior or subordinated obligations of AEP or the Financing Subsidiary, as the case may be, may be convertible or exchangeable into common stock of AEP or Preferred Securities, may have the benefit of a sinking fund, may have a term of up to 50 years, may have fixed or adjustable rates of interest which may be reset by predetermined methods such as auction, remarketing, put or call features and/or a formula or formulae based upon certain reference rates and otherwise will have terms and provisions substantially as described hereinabove (the "Debt Securities"). Debt Securities of the Financing Subsidiary will have the benefit of a guarantee or other credit support by AEP. AEP will not issue the Debt Securities, either directly or through the Financing Subsidiary, unless it has evaluated all relevant financial considerations (including, without limitation, the cost of equity capital) and has determined that to do so is preferable to issuing common stock or short-term debt. Current market conditions suggest the costs for issuing long-term indebtedness with a three to five year maturity are less than or equal to the costs for issuing short-term indebtedness over the same time period.

          1.12 The interest rate on the Debt Securities will not exceed the greater of (i) 300 basis points over U.S. Treasury securities having comparable maturities or (ii) a gross spread over U.S. Treasury securities that is consistent with similar securities having comparable maturities and credit quality issued by other companies.

          Stock Purchase Contracts, Stock Purchase Units and Common Stock

          1.13 It is proposed that AEP or the Financing Subsidiary may issue and sell from time to time stock purchase contracts ("Stock Purchase Contracts"), including contracts obligating holders to purchase from AEP and/or AEP to sell to the holders, a specified number of shares or aggregate offering price of AEP common stock at a future date. The consideration per share of common stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as part of units ("Stock Purchase Units") consisting of a stock purchase contract and debt and/or preferred securities of AEP and/or U.S. Treasury securities, securing holders' obligations to purchase the common stock of AEP under the Stock Purchase Contracts. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

          1.14 It is further proposed that AEP may issue and sell its common stock ("Common Stock") other than as a component or in satisfaction of a Stock Purchase Contract or Stock Purchase Unit ("Direct Sales") (i) through solicitations of proposals from underwriters or dealers; (ii) through negotiated transactions with underwriters or dealers; (iii) directly to a limited number of purchasers or to a single purchaser; and/or (iv) through agents. The price applicable to shares sold in any such transaction will be based on several factors, including the current market price of the common stock and prevailing capital market conditions. AEP is authorized under its restated articles of incorporation to issue 600,000,000 shares of common stock ($6.50 par value), of which 322,024,714 were issued and outstanding as of February 9, 2001. As of September 30, 2001, AEP's consolidated capitalization consisted of 63.0% indebtedness, 0.7% preferred stock, 1.3% mandatorily redeemable preferred securities and 35.0% common equity.

          For purposes of determining compliance with the financing limitation set out herein, with respect to Direct Sales, Stock Purchase Contracts and/or Stock Purchase Units, cash proceeds to AEP at time of issuance shall count against the financing limitation.

          Interest Rate Hedges

          1.15 AEP requests authorization for it and/or the Financing Subsidiary to enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost or risk. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or whose parent companies' senior debt ratings, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors' Service or Fitch Investor Service. Interest Rate Hedges will involve the use of financial instruments and derivatives commonly used in today's capital markets, such as interest rate swaps, options, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure. AEP and/or the Financing Subsidiary will not engage in speculative transactions. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

          Anticipatory Hedges

          1.16 In addition, AEP requests authorization for it and/or the Financing Subsidiary to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"); (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"); (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar"); (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations; or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, options, caps and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade or the Chicago Mercantile Exchange, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. AEP and/or the Financing Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. AEP may decide to lock in interest rates and/or limit its exposure to interest rate increases. AEP represents that each Interest Rate Hedge and Anticipatory Hedge will be treated for accounting purposes under generally accepted accounting principles. AEP will comply with SFAS 133 (Accounting for Derivative Instruments and Hedging Activities) and SFAS 138 (Accounting for Certain Derivative Instruments and Certain Hedging Activities) or other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board. (1)

          Use of Proceeds

          1.17 The proceeds of any financing received by the Financing Subsidiary or any Special Purpose Subsidiary, either existing or to be formed, will be transferred to or paid as a dividend out of unearned surplus to AEP or any associate company of AEP. Applicant's request to remit proceeds of a financing subsidiary to a registered holding company by transfer or dividend is identical in all material respects to similar requests approved by this
Commission. (2) The proceeds of the Common Stock, Preferred Securities, Debt Securities, Stock Purchase Contracts and Stock Purchase Units will be used to acquire the securities of associate companies and interests in other businesses, including interests in EWGs and FUCOs, or in any transactions permitted under the Act and for other authorized purposes, including the reduction of short-term indebtedness. (3) No proceeds will be used to purchase generation assets currently owned by AEP or any affiliate unless such purchase has been approved by order of this Commission pursuant to File No. 70-9785 or other similar applications. AEP had approximately $3.6 billion outstanding short-term indebtedness as of September 30, 2001. AEP represents that no financing proceeds will be used to acquire the equity securities of any company or any interest in other businesses unless such acquisition has been approved by the Commission in this proceeding or in File No. 70-9353 or is in accordance with an available exemption under Sections 32, 33 and 34 of the Act or Rule 58 under the Act. AEP does not seek in this proceeding any increase in the amount it is permitted to invest in EWGs and FUCOs.

ITEM 2. FEES,  COMMISSIONS  AND  EXPENSES is amended  and  restated as follows:

          The fees and expenses in connection with the proposed transactions (other than those described in Item 1 hereof and other than underwriting discounts and commissions) are estimated not to exceed $8 million. Underwriting discounts and commissions will not exceed 5% of the amount of the securities issued. The prospectus supplement relating to each offering will reflect the actual expenses based upon the amount of the related offering.

          The first paragraph of ITEM 3. APPLICABLE STATUTORY PROVISIONS is amended and restated as follows:

          The requested increase in financing authority is subject to Sections 6, 7 and 12 of the Act and Rules 45, 46 and 54 thereunder.


          The following exhibits are filed as a part of this application:

Exhibit B Response to SEC 2001 Audit Request AER #41 with a request for confidential treatment

Exhibit C Cash flow analysis and capitalization forecast with a request for confidential treatment

Exhibit F Opinion of Counsel

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                           AMERICAN ELECTRIC POWER COMPANY, INC.


                                           By: /s/ Thomas G. Berkemeyer
                                                   Assistant Secretary

Dated:  April 10, 2002


--------
1 The proposed terms and conditions of the Interest Rate Hedges and Anticipatory Hedges are substantially the same as the Commission has approved in other cases. See Entergy Corporation, HCAR No. 27371 (April 3, 2001); New Century Energies, Inc., et al., HCAR No. 27000 (April 7, 1999); and Ameren Corp., et al., HCAR No. 27053 (July 23, 1999).

2 See The Southern Company, HCAR No. 27134 (Feb. 9, 2000) where the Commission held that the upstream transfer of funds to Southern Company by an entity formed exclusively for the purpose of serving as the vehicle by which Southern Company may seek to raise capital would not violate the prohibition in section 12(a) of the Act on loans or extensions of credit to a registered holding company. See also Alliant Energy Corporation, HCAR No. 27344 (Feb. 12, 2001.


3 Pursuant to File No. 70-9937 and by order dated October 26, 2001 (HCAR No. 27457), the Commission authorized AEP to incur short-term indebtedness up to an aggregate amount of $6.910 billion.

                                                                       Exhibit F



Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549

April 10, 2002

Re:   American Electric Power Company, Inc. ("Company")
      SEC File No. 70-10021

Gentlemen:

In connection with the transactions proposed and described in the Application or Declaration on Form U-1 filed by the Company with this Commission in the captioned proceeding, to which this opinion is an exhibit, I wish to advise you as follows:

I am of the opinion that the Company is a corporation validly organized and duly existing under the laws of the state in which it was incorporated.

I am further of the opinion that, in the event that the proposed transactions are consummated in accordance with said Application or Declaration:

     (a) All state laws applicable to the proposed transactions will have been complied with; and

     (b) Consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by the Company or any associate company thereof.

I hereby consent to the filing of this opinion as an exhibit to the above-captioned Application or Declaration, as amended.

Very truly yours,

/s/ William E. Johnson

William E. Johnson
Counsel for American Electric Power Company, Inc.